Exhibit (a)(1)(iv)

Offer to Purchase for Cash

Up to 46,000,000 Units

in

AllianceBernstein Holding L.P.

at

$38.50 per Unit

(For an Aggregate Purchase Price of Up to approximately $1.8 billion)

by

Equitable Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 24, 2025 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

February 24, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Equitable Holdings, Inc., a Delaware corporation (“Equitable”), is offering to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests (“Units”) in AllianceBernstein Holding L.P., a Delaware limited partnership (“AB Holding”), at a price of $38.50 per Unit (the “Purchase Price”), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2025 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as each may be amended or supplemented from time to time, constitute the “Offer”). The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

If more than 46,000,000 Units are properly tendered, upon the terms and subject to the conditions of the Offer, Equitable will purchase an aggregate of 46,000,000 Units from the tendering unitholders on a pro rata basis as described in the Offer to Purchase. Any Units not purchased in the Offer will be returned to the tendering unitholders promptly after the Expiration Time.

Equitable reserves the right, in its sole discretion, to change the Purchase Price or increase or decrease the number of Units being sought in the Offer, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 6 of the Offer to Purchase or to amend the Offer in any respect, in each case subject to applicable law.

The Offer is not conditioned upon the receipt of financing or any minimum number of Units being tendered. The Offer is, however, subject to certain other customary terms and conditions. See Section 6 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Units registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal, including an Internal Revenue Service Form W-9;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer if Unit certificates are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach Computershare Trust Company, N.A., the Depositary and Paying Agent for the Offer (the “Depositary and Paying Agent”), prior to the Expiration Time;

4.

A form letter that you may send to those of your clients for whom you hold Units registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary and Paying Agent.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 24, 2025 UNLESS THE OFFER IS EXTENDED.

For Units to be properly tendered pursuant to the Offer, one of the following must occur: (1) the Depositary and Paying Agent must receive at one of its addresses set forth in the Letter of Transmittal and prior to the Expiration Time (a) a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase), and any other required documents and (b) either Unit certificates representing the tendered Units or, in the case of tendered Units delivered in accordance with the procedures for book-entry transfer described in the Section 3 of the Offer to Purchase, a book-entry confirmation of that delivery or (2) the tendering unitholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Equitable will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than Barclays Capital Inc., the Dealer Manager for the Offer (the “Dealer Manager”), D.F. King & Co., Inc., the Information Agent for the Offer (the “Information Agent”), and the Depositary and Paying Agent, as described in Section 16 of the Offer to Purchase) for soliciting tenders of Units pursuant to the Offer. Equitable will, however, upon request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. Other than the Dealer Manager, no broker, dealer, commercial bank, trust company or other nominee has been authorized to act as the agent of Equitable or the agent of the Information Agent or the Depositary and Paying Agent for purposes of the Offer.

Questions and requests for assistance or for additional copies of any of the enclosed documents may be directed to us as the Information Agent at the telephone number and address set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Enclosures

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF EQUITABLE, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY AND PAYING AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.